Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ICX TECHNOLOGIES, INC.

FIRST: The name of the corporation (which is hereinafter referred to as the “Company”) is ICx Technologies, Inc.

SECOND: The address of the Company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, Dover, Delaware 19904, Kent County. The name of the Company’s registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of capital stock which the Company shall have the authority to issue is forty million, ten thousand (40,100,000) shares of common stock with a par value of $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Company.

SIXTH: The number of directors of the Company shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Company. Elections of directors need not be by written ballot unless the Bylaws of the Company so provide.

SEVENTH: A director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended. Any repeal or modification of this Article Seventh by the stockholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

EIGHTH: Each person who is or was a director or officer of the Company, and each person who serves or served at the request of the Company as a director or officer of another enterprise, shall be indemnified by the Company in accordance with, and to the fullest extent authorized by, the General Corporation Law of Delaware as it may be in effect from time to time.

NINTH: The Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.